EXHIBIT 23

Consent Of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Emulex Corporation:

We consent to incorporation by reference in the registration statements (Nos. 33-40959, 333-56440, 333-87090, 333-01533, 333-52842, 333-101657, 333-113487 and 333-110643) on Form S-8 and Form S-3 of Emulex Corporation of our report dated August 5, 2004, except as to notes 7 and 17, which are as of September 9, 2004, with respect to the consolidated balance sheets of Emulex Corporation and subsidiaries as of June 27, 2004 and June 29, 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended June 27, 2004, and the related schedule, which report appears in the June 27, 2004, annual report on Form 10-K of Emulex Corporation. Our report refers to a change in method of accounting for goodwill and intangible assets effective July 1, 2002.

/s/ KPMG LLP

Costa Mesa, California
September 9, 2004